EXHIBIT 99.1

POET Technologies Provides Highlights from Annual General Meeting

Technology and Business Updates Focused on Proprietary Dielectric Hybrid Platform to Accelerate Revenue Growth

SAN JOSE, Calif., July 17, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronic fabrication processes for the semiconductor industry provided shareholders with a review of its strategy, technology roadmap and product development activities during its Annual General Meeting of shareholders (“AGM”) held in San Jose, California on Thursday, July 13, 2017.

POET’s Executive Chairman, David Lazovsky, conducted the formal business of the AGM, including the approval of all proposals outlined in the Company’s proxy material. POET’s CEO, Suresh Venkatesan, then presented a strategy, technology and product update.  In addition, Thomas Mika, CFO, updated shareholders on the Company’s communications policy and expiring Shareholder Rights Plan.  All three senior managers of POET participated in an extensive Q&A session.  The slides presented at the meeting along with a webcast replay can be accessed in the Investor Relations section of POET’s website at: http://www.poet-technologies.com/agm/agm2017.html

Strategy and Technology Overview

  POET’s strategy is based on photonics integration (utilizing both monolithic and hybrid approaches) to lower cost and increase performance of disruptive solutions for the data communications and sensing markets, while focusing on the highest Return on Investment (ROI) opportunities available to the Company;

  Recent explosive growth in the market for Indium Phosphide (InP)-based solutions for data communications at 100 gigabits per second (Gbps) utilizing Wavelength Division Multiplexing (WDM) provides an opportunity for POET to leverage its InP facility and production capability in Singapore, its unique and proprietary dielectric technology, and its wafer-level packaging expertise into a newly announced Hybrid Dielectric Photonics platform strategy;

  POET has demonstrated the functionality of its proprietary dielectric waveguides for multiplexing and de-multiplexing light signals, allowing for the development of an optical engine suitable for transceivers operating at 100 gigabits per second (Gbps); engineering samples of these devices are planned to be delivered to customers this quarter;

  POET is strategically allocating resources to capitalize on the rapidly growing InP Photonics market, which is estimated to grow to an $11 billion addressable market by 2021, in order to increase ROI, accelerate time to revenue and deliver shareholder value;

  Technical challenges related to the manufacturability of the monolithic GaAs platform, have delayed POET’s development of a Gallium Arsenide (GaAs)-based optical engine. The additional development time and cost associated with the GaAs platform will require the Company to secure a strategic partner in order to develop and commercialize this platform;

  POET announced that its Narrow Linewidth Laser products have demonstrated industry-leading performance with “super-wide” tunability for high resolution sensing applications, such as gas & chemical sensing, coherent communication, meteorological sensing and atmospheric LIDAR; additional developments, including the incorporation of dielectric waveguides and wafer-level packaging is expected to accelerate growth in the sensing product line in 2018 and beyond.

AGM Highlights

At the AGM, POET Technologies shareholders approved the following items:

  The current directors were re-elected as proposed, with each director receiving over 88% of the votes cast;

  Marcum LLP, Certified Public Accountants, of New Haven, Connecticut were reappointed as auditors of the Company for the ensuing year.

Director Compensation

In an effort to reduce cash expenses, and following a review of peer group companies, the POET Board of Directors recently revised its compensation. This included reducing the cash compensation paid to its Executive Chairman, and effective April 1, 2017, eliminating per-meeting fees and reducing the annual cash retainer paid to directors. In the recent past, the demands on the Board to address key strategic and operating challenges resulted in frequent and numerous meetings, with per-meeting fees representing a substantial portion of total director compensation. In the newly-adopted program, the Executive Chairman is paid US$200,000 annually. The annual cash retainer for each director is reduced to US$30,000 and each committee chairperson receives an additional annual retainer of US$10,000. The balance of director compensation is paid in stock options at a value of US$90,000 annually, plus US$10,000 per year in value of options to each committee chairperson. The valuation of options grants is based on the Black-Scholes option pricing model. The awarded stock options for directors vest quarterly in arrears over one year to match the period of service provided by each director.

Options Grant

At the meeting of the Board of Directors following the AGM, as part of the Company’s incentive stock option grant program, options were granted to certain directors, officers and employees of the Company to purchase up to an aggregate of 9,225,000 common shares, representing approximately 3.55% of the outstanding shares of the Company.

Employees as a group	2,225,000
Management as a group	4,000,000
Directors as a group	3,000,000

The options are exercisable for 10 years at a price of CAD$0.28 (US$0.22) being the closing price of the Company’s shares on July 12, 2017.  The directors’ options vest quarterly in arrears over the one year of service as a director until the next Annual General Meeting. All other options granted to employees and management vest 25% on the first anniversary of the grant and the balance vests quarterly over a further three-year period thereafter.  The grant to the directors represents the option portion of directors’ fees for the 15-month period from April 1, 2017, when the cash fees were reduced, through the next AGM to be scheduled in approximately one year from the present.

The options were granted subject to provisions of the Company’s stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the 3-months ended March 31, 2017 which were filed on SEDAR on May 11, 2017.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding its strategy, technology roadmap and product development activities. They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Shareholder Contact:
Shelton Group
Brett L. Perry
Leanne K. Sievers
sheltonir@sheltongroup.com